SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Announces the Payment of 4Q07 Dividends

São Paulo, December 12, 2007 - – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), the parent company of Brazil’s low-cost airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A., announces to shareholders that its Board of Directors, at a meeting held on December 11, 2007, approved the payment of interest on stockholder’s capital and supplementary dividends, referring to the fourth quarter of the fiscal year of 2007.

I – Amount of Interest on Stockholder’s Capital and Supplementary Dividends

The total amount of interest on stockholder’s capital and supplementary dividends is R$76,519,720.62, corresponding to R$ 0.35 (thirty five cents of reais), per common and preferred shares of the Company.

From the total amount, it will be paid in the form of interest on stockholder’s capital, the gross amount of R$ 38,097,542.49, corresponding to the net amount of R$ 0.16007, per common and preferred share, and R$ 38,422,178.13, in the form of supplementary dividends, corresponding to R$ 0.18993, per common and preferred share of the Company.

II – Date of Credit

All outstanding shares on December 24, 2007, inclusive, will be entitled to receive the interest on stockholder’s capital and supplementary dividends approved. The credit of the amount of the interest on stockholder’s capital and supplementary dividends on the Company’s accounting records shall be made on December 28, 2007, considering the shareholder position of December 24, 2007, “record date”.

III – Ex- Dividends Date

The Company’s shares will be traded on São Paulo Stock Exchange (BOVESPA) and New York Stock Exchange (NYSE), “ex” dividends as of, and including, December 26, 2007.

IV – Withholding Income Tax

The amount of the interest on stockholder’s capital is subject to withholding income tax at a rate of 15%, except to shareholders that evidence to be exempt or immune, and for those domiciled in a tax heaven jurisdiction, subject to an income tax rate of 25%.

V – Evidence of Exemption/immunity

Shareholders immune or exempt of withholding income tax shall verify if such condition is stated in their records maintained at the Company’s shares registrar (Banco Itaú S/A.) and, if necessary, must update their records in order to take advantage of the referred benefit, until December 27, 2007.

VI – Imputation of Interests on Stockholder’s Capital

The interest on stockholder’s capital, net of withholding income tax, will be imputed to mandatory dividends related to the corporate year of 2007, according to article 9, paragraph 7, of Law 9,249/95, item V, and Deliberation CVM 207/96, and paragraph 4, of article 25 of Company’s By-Laws.

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The payment of interest on stockholder’s capital and supplementary dividends is resolved according to the quarterly intercalary dividends policy approved by the meeting of the Board of Directors held on January 29, 2007, in the fixed amount of R$ 0.35 (thirty five cents of reais) per common and preferred share, per quarter, during 2007. Regardless of the fixed amount, it is assured the payment of the minimum dividend of 25% of the corporate year’s net profit, and if necessary, the Company will make a year-end supplementary dividend payment.

VII – Payment of Interest on Stockholder’s Capital and Supplementary Dividends

The interest on stockholder’s capital and supplementary dividends will be paid to shareholders, with no remuneration, on February 1, 2008.

Closely held supplementary pension entities, in order to not have income tax withheld, shall send a specific statement to the Company, to the address below, before December 27, 2007, with certified signatures and proper documents to evidence authority of signatory. A statement form and further clarifications may be obtained at the address below.

Gol Linhas Aéreas Inteligentes S.A.

Investor Relations Department

Rua Gomes de Carvalho, nº 1.629, Vila Olímpia

São Paulo - SP - CEP: 04547-006

Telephone: (+ 55 11) 3169-6224/6222; Fax: (+ 5511) 3169-6257/6245

Email: ri@golnaweb.com.br

About GOL Linhas Aéreas Inteligentes S.A.
GOL Linhas Aéreas Inteligentes S.A. is the parent company of low-cost airlines GOL Transportes Aéreos S.A. (“GTA”, which operates the GOL brand) and VRG Linhas Aéreas S.A. (“VRG”, which operates the VARIG brand). GTA and VRG offer daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. The airlines operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable services, which stimulate brand recognition and customer satisfaction, the Company’s service is recognized as the best value proposition in the market. Growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic travel destinations. Shares are listed on the NYSE (GOL) and the Bovespa (GOLL4) stock exchanges.

GOL Transportes Aéreos S.A. offers over 630 daily flights to 59 destinations connecting the most important cities in Brazil as well as the main destinations in Argentina, Bolivia, Chile, Paraguay, Peru and Uruguay. For more information on GOL flight times and fares, please access www.voegol.com.br or call: 0300 115 2121 in Brazil, 0810 266 3131 in Argentina, 800 1001 21 in Bolivia, 1 888 0042 0090 or 1230 020 9104 in Chile, 009 800 55 1 0007 in Paraguay, 0800 52 900 in Peru, 0004 055 127 in Uruguay and 55 11 2125-3200 in other countries.

VRG Linhas Aéreas S.A. offers over 120 daily flights to 14 destinations in Brazil: Belo Horizonte, Brasília, Curitiba, Fernando de Noronha, Florianópolis, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro (Santos Dumont and Tom Jobim), Salvador and São Paulo (Congonhas and Guarulhos). VRG also offers 14 daily flights to eight international destinations in South America and Europe: Buenos Aires, Bogotá, Caracas and Santiago, in South America and Frankfurt, London, Paris and Rome, in Europe. For more information on VRG flight times and fares, please access www.varig.com.br or call: 4003 7000 in Brazil, 0810 266 6874 in Argentina, 57 1 350 7100 in Colombia, 44 207 660 0341 in England, 33 1 70 48 00 58 in France, 39 06 4877 1352 in Italy, 34 91 754 7014 in Spain and 1 800 468 2744 or 1 800 GO VARIG in the USA and Canada.

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CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Corporate Communications and	Investor Relations
Media – Brazil & Latin America	Ph: (5511) 3169 6800
Ph: (5511) 3169 6967	E-mail: ri@golnaweb.com.br
E-mail: comcorp@golnaweb.com.br	Site: www.voegol.com.br/ir

Media – U.S. & Europe
Edelman; G. Juncadella and M. Smith
Ph: +1 (212) 704-4448 / 704-8196
E-mail:gabriela.juncadella@edelman.com;
meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.